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Exhibit 99(a)(18)

Client:	Jefferson Smurfit
Product:	Acceptance
Media:	Radio
Duration:	40 seconds
SFX:	Clock ticking
FVO:
Time is running out. The offer deadline for Jefferson Smurfit Group plc is fast approaching. To accept this offer, please return your white form of acceptance and your share certificates, to Capita Corporate Registrars Plc, by 1pm on Tuesday the 6th of August. If you need any help completing the form, you can telephone the helpline on (01) 810 2494. See press for more details.
MVO:
This advertisement has been approved by J&E Davy and the Directors of MDCP Acquisitions, the Directors of MDCP Acquisitions plc and the Management Investors accept responsibility for the information contained in it.

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  Exhibit 99(a)(18)